SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              RULE 14f-1 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                                 TRANSAXIS, INC.
                            (Name of Subject Company)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   253838106
                    ----------------------------------------
                      (CUSIP Number of Class of Securities)


                                    Paul Egan
             President and Chief Executive Officer, TransAxis, Inc.
                      c/o Free Star Technology Corporation
                               Calle Fantino Falco
                          J.A. Baez Building, 2nd Floor
                        Santo Domingo, Dominican Republic
                                 (809) 503-5911
                    ----------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                            Spencer G. Feldman, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166
                                 (212) 801-9200

                                 TRANSAXIS, INC.
                               348 East 6400 South
                                    Suite 220
                           Salt Lake City, Utah 84107

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                November 26, 2003


                                  INTRODUCTION

         The information contained herein is being furnished to stockholders of TransAxis, Inc. ("TransAxis") pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), and Rule 14f-1 under that act in order to effect a change in majority control of TransAxis' Board of Directors other than by a meeting of stockholders.

NO VOTE OR OTHER ACTION BY TRANSAXIS' STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

         On October 14, 2003, FreeStar Technology Corporation ("FreeStar") purchased 338,769 shares of TransAxis' common stock, par value $.0001 per share (the "Common Stock"), from two selling stockholders (the "Sellers"). In the same transaction, FreeStar also acquired from one of the Sellers the right to convert a note (the "Convertible Note") into Common Stock as a price per share equal to the prevailing market price of the Common Stock. As of the date of the transaction, the Convertible Note would have been convertible into approximately 2,916,533 shares of Common Stock. FreeStar will also purchase an additional 12,151 shares of Common Stock upon the delivery by a Seller of the stock certificate representing those shares. The 3,267,453 aggregate shares of Common Stock acquired by FreeStar (giving effect to the conversion of the Convertible Note and the acquisition by FreeStar of the additional 12,151 shares of Common Stock) (the "Acquired Shares") represent 87.8% of TransAxis' outstanding shares of Common Stock. Pursuant to a Stock Purchase Agreement, dated as of September 24, 2003, and amended on October 8, 2003, between FreeStar and each of the Sellers, the Sellers will receive an aggregate of 25,277,415 shares of FreeStar's common stock, par value $.001 per share, in consideration for the sale of the Acquired Shares to FreeStar.

         As a result of purchasing these shares in TransAxis, control of TransAxis passed from Don Marshall, who was the beneficial owner of the Acquired Shares prior to the Closing, to FreeStar. On October 13, 2003, Lee Britton, Craig Darling and Don Marshall resigned as directors of TransAxis, with these resignations to take effect only upon compliance by TransAxis with the provisions of Section 14(f) of the Securities Exchange Act and Rule 14f-1 under that act. On October 14, 2003, in accordance with TransAxis' by-laws for filling newly-created board vacancies, FreeStar, as majority stockholder, appointed Paul Egan, Ciaran Egan and Fionn Stakelum to serve as directors of TransAxis, with the appointments of such directors to take effect only upon compliance by TransAxis with the provisions of Section 14(f) of the Securities Exchange Act and Rule 14f-1 under that act.

         In addition, on October 14, 2003, Paul Egan was named President and Chief Executive Officer, and Ciaran Egan was named Chief Financial Officer, of TransAxis.

         At October 14, 2003, TransAxis had 805,000 shares of Common Stock outstanding (without giving effect to the conversion of the Convertible Note). The Common Stock is the only class of capital stock of TransAxis entitled to vote. Each share of Common Stock is entitled to one vote. Stockholders of TransAxis will have the opportunity to vote with respect to the election of directors at the next annual meeting of TransAxis' stockholders.

                               VOTING CONTROL AND
                             MANAGEMENT OF TRANSAXIS

         The following table sets forth the positions and offices presently held with TransAxis for each Director and Director Nominee, and each executive officer or proposed executive officer, that person's age as of October 14, 2003, and the number of shares of common stock beneficially owned by each individual. The number of shares of common stock listed as beneficially owned in the table below includes shares owned by any person who is known by TransAxis to beneficially own five percent or more of the common stock of TransAxis.



                                                                                         Shares of Common Stock
                                                                                           Beneficially Owned
                                                                                     --------------------------------
                                                        Positions Held    Director   Number of Shares   % of Class
Name and Address                              Age       With TransAxis      Since
----------------                              ---       --------------      -----

Lee Britton                                   34           Director       July 2002      5,000(1)            *
c/o TransAxis Inc.
348 East 6400 South, Suite 220
Salt Lake City, Utah  84107

Craig R. Darling                              51           Director       July 2002      5,035(1)            *
c/o TransAxis Inc.
348 East 6400 South, Suite 220
Salt Lake City, Utah  84107

Ciaran Egan                                   37       Chief Financial       (2)       3,267,453(3)        87.8%
c/o FreeStar Technology Corporation                      Officer and
Calle Fantino Falco                                    Director Nominee
J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

Paul Egan                                     38       President, Chief      (2)       3,267,453(4)        87.8%
c/o FreeStar Technology Corporation                   Executive Officer
Calle Fantino Falco                                      and Director
J.A. Baez Building, 2nd Floor                              Nominee
Santo Domingo, Dominican Republic

Don Marshall                                  45         Former Chief     Nov. 2002     18,000(5)            *
c/o TransAxis Inc.                                    Executive Officer
348 East 6400 South, Suite 220                           and Director
Salt Lake City, Utah  84107




Fionn Stakelum                                33       Director Nominee      (2)       3,267,453(6)        87.8%
c/o FreeStar Technology Corporation
Calle Fantino Falco
J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

All  directors,  nominees  and  executive     --              --             --         3,299,949          88.0%
officers as a group (6 persons)


---------------
*      Less than 1% of outstanding shares

(1)    Includes options to purchase 5,000 shares of Common Stock.

(2) The election of Paul Egan, Ciaran Egan and Mr. Stakelum as directors will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 under that act.

(3) Ciaran Egan may be deemed to beneficially own all of such shares by reason of his being the Chief Financial Officer and a director of FreeStar. The amount of shares gives effect to the conversion of the Convertible Note.

(4) Paul Egan may be deemed to beneficially own all of such shares by reason of his being the President, Chief Executive Officer and a director of FreeStar. The amount of shares gives effect to the conversion of the Convertible Note.

(5) Don Marshall sold 3,255,302 shares of Common Stock beneficially owned by him (giving effect to the conversion of the Convertible Note) to FreeStar on October 14, 2003. Under a proxy from Amathus Holdings, Ltd., Mr. Marshall (and Nautilus Management, Ltd. through its relationship with Mr. Marshall) continues to retain sole power to vote (but not to dispose) of a total of 18,000 shares of Common Stock.

(6) Fionn Stakelum may be deemed to beneficially own all of such shares by reason of his being a director of FreeStar. The amount of shares gives effect to the conversion of the Convertible Note.

---------------------------

         Lee Britton has worked as a Management Consultant for a variety of clients throughout the United Kingdom, including Oxford University, and more recently, the United States. Previously he was Director of Business Development for DCTI Europe. He was also seconded to the role of Director of Business Development for North America until July 2000. Mr. Britton launched a UK software company, Data by Design, and in 1988 formed his own Management Consultancy company, advising corporations on borrowing strategies, capital development programs, mergers and acquisitions and Information Systems.

         Craig Darling is a Canadian lawyer and mediator with a background in small business development, government relations and public policy dispute resolution. Over the past 15 years, Mr. Darling has been employed in private practice and has worked with many federal, provincial and local government agencies managing large, multiparty negotiations involving a spectrum of private and public sector interests. He also advises governments on the development of dispute resolution systems that integrate processes for preventing and resolving public disputes. Mr. Darling is a graduate of the University of Victoria in Economics (1975) and Law (1978) and was called to the Bar of British Columbia in 1979.

         Paul Egan founded ePayLatina S.A., which developed the PaySafeNow system and was acquired by FreeStar in August 2001. Before founding ePayLatina, Mr. Egan was the Vice President of Inter-Leisure, S.A. Paul Egan also worked with the South African firm ENGEN to oversee the new project division after their acquisition of Mobil Oil South Africa and to implement the new company's construction projects and corporate identity. Paul Egan studied construction management in Birmingham, England and worked for Trafalger House Construction Division on major projects in London's Banking Districts. Mr. Egan attended Terenure College in Dublin, Ireland. Paul Egan and Ciaran Egan are brothers.

         Ciaran Egan joined ePayLatina S.A. in May 2001, and served as Vice President. Previously, he was employed by Medipro International Recruitment based in Johannesburg, South Africa, which he joined in 1994 as managing director, with the central focus on establishing new markets in the Middle East, the United Kingdom and Ireland. He was successful in obtaining and completing contracts with the Ministry of Defense and Aviation in Saudi Arabia and the United Arab Emirates. He also implemented contracts with National Health Services in the United Kingdom, as well as several private institutions in Ireland. Prior to Medipro, Ciaran Egan was the National Sales Director for Sellrange Ltd. (Ireland). Ciaran Egan graduated from Terenure College in Dublin, Ireland in 1982. Ciaran Egan and Paul Egan are brothers.

         Don Marshall is a Canadian engineer and businessman, who was the founder of DataBank International, with a background in engineering design and software development. Over the past 15 years, Mr. Marshall has started and run various engineering design and small software development enterprises. He sold his software company to the Company in October of 1999, and worked as President and Director until his resignation in January 2001. He subsequently acted as Director, Chairman and Chief Executive Officer of the Company from October 2002 until October 2003.

         Fionn Stakelum was appointed to the Board of Directors of FreeStar in October 2002. Mr. Stakelum's technology background includes a position as a technical support engineer for the Corel Corporation, which he held from 1994 to 1996. Mr. Stakelum's experience also includes the position of localization software engineer, also for the Corel Corporation, from 1996 to 1997. He moved to Lotus Inc. in 1997 and remained there until 1999, when he joined Microsoft Inc. as a lead software development engineer (a position he held until late
2001). Since November 2001, Mr. Stakelum has functioned as an independent consultant. He was previously involved in the localization of MSOffice 2000 and XP in more than 20 languages. Mr. Stakelum holds a Bachelor of Commerce Degree (Hons.) with a major in Systems Analysis obtained from University College Galway, Ireland in 1990.

MEETINGS OF THE BOARD OF DIRECTORS

         The Board of Directors held two meetings during the fiscal year ended June 30, 2003.

COMPENSATION OF DIRECTORS

         The directors of TransAxis are not currently compensated for their services as directors. TransAxis has in the past issued stock options to its directors, but no formal plan is in place.

COMMITTEES OF THE BOARD OF DIRECTORS

         TransAxis currently does not have standing audit, nominating or compensation committees.

INDEBTEDNESS OF MANAGEMENT

         No director, director nominee, executive officer or any member of an individual's immediate family or any corporation or organization with whom any such person is an affiliate is or has been indebted to TransAxis since the beginning of TransAxis' last fiscal year.

LEGAL PROCEEDINGS

         As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of TransAxis is a party adverse to TransAxis.

FAMILY RELATIONSHIPS

         Paul Egan and Ciaran Egan are brothers. There are no other family relationships among the directors, director nominees or officers.

              EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

CASH COMPENSATION

         The following table sets forth the annual compensation paid by TransAxis for services rendered during the last three fiscal years to TransAxis' Chief Executive Officer, and to each of TransAxis' other executive officers serving as of June 30, 2003, whose annual salary and bonus exceeded $100,000.


                                           LONG-TERM COMPENSATION AWARDS

                                                                                    ANNUAL            SECURITIES
                                                        YEAR ENDED              COMPENSATION           UNDERLYING
                                                         JUNE 30                 SALARY ($)             OPTIONS (#)
                                                         -------                 ----------             -----------
NAME AND PRINCIPAL POSITION

Don Marshall(1)                                                2003                      __                 __
     Former Chief Executive Officer                            2002                      __                 __
                                                               2001                      __                 __

Stephen T. Cannon(2)                                           2003                  47,852                 __
     Former President and Chief Technology Officer             2002                 189,063                 __
                                                               2001                 187,500            300,000

Lynn J. Langford(3)                                            2003                 120,000                 __
     Former Chief Financial Officer                            2002                 115,792                 __
                                                               2001                  41,250             60,000


--------------------

(1) Mr. Marshall was appointed as Chief Executive Officer of TransAxis on October 24, 2002 and was not compensated for his services. He resigned from the Company on October 14, 2003.

(2)  Mr. Cannon resigned from the Company in October 2002.

(3) Mr. Langford joined the Company in February 2001 as Controller. He was appointed Chief Financial Officer on June 28, 2002 and interim Chief Executive Officer on October 8, 2002. Mr. Marshall replaced Mr. Langford as Chief Executive Officer on October 24, 2002, with Mr.

     Langford remaining Chief Financial Officer. Mr. Langford resigned from the Company on August 20, 2003.

         In February 2001, the Board of Directors repriced all employee options granted in October 2000 to the then current market price of $49 (reverse split-adjusted). In October 2001, the Board of Directors repriced all outstanding options to the then current market price of $9.60 (reverse split-adjusted).

         No option grants were made in the fiscal year ended June 30, 2003.

EMPLOYMENT AND CONSULTING AGREEMENTS

         Neither TransAxis' current executive officers nor Messrs. Marshall, Cannon or Langford have entered into an employment, consulting or similar services agreement with TransAxis.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Pursuant to Section 16 of the Securities Exchange Act, TransAxis' directors and executive officers and beneficial owners of more than 10% of the shares of Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the shares of Common Stock. Based solely on a review of such reports provided to TransAxis and written representations from such persons regarding the necessity to file such reports, TransAxis is not aware of any failures to file reports or report transactions in a timely manner during its fiscal year ended June 30, 2003.

                        ADDITIONAL AVAILABLE INFORMATION

         TransAxis is subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at "www.sec.gov."